SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

--------------

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment #1

American Financial Group, Inc.
---------------------------------------------------
(Name of Issuer)

Common Stock, No Par Value
---------------------------------------------------
(Title of Class of Securities)

025932 10 4
---------------------------------------------------
(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
---------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
---------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

1,646,876

8	SHARED VOTING POWER

43,595

9	SOLE DISPOSITIVE POWER

5,493,704

10	SHARED DISPOSITIVE POWER

43,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,790,859

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

This Schedule 13D is filed on behalf of Carl H. Lindner III (the "Reporting Person"), to amend and update his Schedule 13D filed May 11, 2004, relative to the Common Stock, No Par Value per share ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "AFG").

     The principal executive offices of AFG are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended.

Item 2.     Identity and Background.

(a) Carl H. Lindner III

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

 On September 14, 2006, the Reporting Person completed the sale of an aggregate of 110,000 shares of AFG Common Stock beneficially owned by him, for certain real estate and other personal expense purposes. The Reporting Person has no present intention to sell any additional shares.

The amount sold represents less than 2% of the shares of AFG Common Stock beneficially owned by the Reporting Person.

The details of transactions within the past 60 days are as follows:

Date	Transaction	Number of Shares Disposed	Price

8/15/2006	Gift	1,119	N/A
9/06/2006	Gift	1,597	N/A
9/13/2006	Open Market Sale	1,950	$47.75
9/13/2006	Open Market Sale	3,300	$47.76
9/13/2006	Open Market Sale	500	$47.77
9/13/2006	Open Market Sale	300	$47.78
9/13/2006	Open Market Sale	1,800	$47.79
9/13/2006	Open Market Sale	8,850	$47.80
9/13/2006	Open Market Sale	2,050	$47.81
9/13/2006	Open Market Sale	1,500	$47.82
9/13/2006	Open Market Sale	1,500	$47.83
9/13/2006	Open Market Sale	2,500	$47.84
9/13/2006	Open Market Sale	9,850	$47.85
9/13/2006	Open Market Sale	550	$47.86
9/13/2006	Open Market Sale	3,950	$47.87
9/13/2006	Open Market Sale	900	$47.88
9/13/2006	Open Market Sale	200	$47.89
9/13/2006	Open Market Sale	450	$47.90
9/13/2006	Open Market Sale	650	$47.91
9/13/2006	Open Market Sale	4,200	$47.92
9/13/2006	Open Market Sale	1,400	$47.93
9/13/2006	Open Market Sale	1,450	$47.94
9/13/2006	Open Market Sale	4,750	$47.95
9/13/2006	Open Market Sale	1,400	$47.96
9/13/2006	Open Market Sale	350	$47.97
9/13/2006	Open Market Sale	250	$47.98
9/13/2006	Open Market Sale	1,000	$47.99
9/13/2006	Open Market Sale	1,500	$48.01
9/14/2006	Open Market Sale	1,000	$47.49
9/14/2006	Open Market Sale	4,250	$47.50
9/14/2006	Open Market Sale	500	$47.51
9/14/2006	Open Market Sale	2,650	$47.53
9/14/2006	Open Market Sale	2,400	$47.54
9/14/2006	Open Market Sale	400	$47.55
9/14/2006	Open Market Sale	250	$47.57
9/14/2006	Open Market Sale	200	$47.58
9/14/2006	Open Market Sale	10,600	$47.60

Date	Transaction	Number of Shares Disposed	Price

9/14/2006	Open Market Sale	1,750	$47.61
9/14/2006	Open Market Sale	300	$47.62
9/14/2006	Open Market Sale	350	$47.63
9/14/2006	Open Market Sale	350	$47.64
9/14/2006	Open Market Sale	2,000	$47.65
9/14/2006	Open Market Sale	900	$47.66
9/14/2006	Open Market Sale	150	$47.67
9/14/2006	Open Market Sale	200	$47.68
9/14/2006	Open Market Sale	1,700	$47.69
9/14/2006	Open Market Sale	6,350	$47.70
9/14/2006	Open Market Sale	450	$47.71
9/14/2006	Open Market Sale	2,000	$47.72
9/14/2006	Open Market Sale	1,400	$47.73
9/14/2006	Open Market Sale	550	$47.74
9/14/2006	Open Market Sale	1,150	$47.75
9/14/2006	Open Market Sale	150	$47.76
9/14/2006	Open Market Sale	350	$47.77
9/14/2006	Open Market Sale	2,300	$47.78
9/14/2006	Open Market Sale	1,650	$47.79
9/14/2006	Open Market Sale	1,300	$47.80
9/14/2006	Open Market Sale	600	$47.81
9/14/2006	Open Market Sale	50	$47.82
9/14/2006	Open Market Sale	250	$47.83
9/14/2006	Open Market Sale	950	$47.84
9/14/2006	Open Market Sale	900	$47.85
9/14/2006	Open Market Sale	2,500	$47.86
9/14/2006	Open Market Sale	50	$47.87

      The Reporting Person considers his beneficial ownership of AFG equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional AFG equity securities or dispose of some or all of the AFG equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of September 14, 2006, the Reporting Person beneficially owned 5,790,859 shares (or approximately 7.0% of the outstanding shares) of American Financial Common Stock which amount includes 22,478 shares held by a child, 21,117 shares held by a trust over which his spouse has voting and dispositive power, 2,507,828 shares held in a trust for which he holds dispositive power, 979,000 shares held in a limited liability company over which shares he holds dispositive power, 360,000 shares which may be acquired within 60 days through the exercise of options granted under the American Financial Stock Option Plan (the "Option Plan"). Does not include 613,560 shares which are held in various trusts for the benefit of his children for which Keith E. Lindner acts as trustee with voting and dispositive power.

     As of September 14, 2006, and within the prior 60-day period, the Reporting Person had no changes in his ownership of AFG Common Stock, except as reported herein.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

     (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    September 15, 2006

Karl J. Grafe
-------------------------------
Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner III

POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Carl H. Lindner III
------------------------------------
Carl H. Lindner III